Form 51-102F1

HIGH 5 VENTURES INC.

(formerly Kokomo Enterprises Inc.)

Management’s Discussion & Analysis

Condensed Interim Financial Statements (Unaudited) for the

Three months ended March 31, 2013

The following discussion and analysis of the financial condition and financial position and results of operations of High 5 Ventures Inc. [formerly Kokomo Enterprises Inc.] (the “Company” or “High 5”) should be read in conjunction with the condensed interim unaudited financial statements for the three months ended March 31, 2013 and 2012 and notes thereto.

These financial statements, including comparatives, have been prepared using accounting policies in compliance with International Financing Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s financial statements are expressed in Canadian (CDN) Dollars. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at May 24, 2013.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The Company is a junior mineral exploration company.

High 5 is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents, including an AIF in its alternate form, on www.Sedar.com . The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

HIGH 5 VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2013

Results of Operations

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource properties.

Effective August 31, 2012, the Company changed its name from Kokomo Enterprises Inc. (“Kokomo”) to High 5 Ventures Inc. (“High 5”) and consolidated its share capital on the basis of fifteen (old) Kokomo common shares for one (new) High 5 common share. The common shares of the Company trade on the Canadian National Stock Exchange (CNSX) under the symbol “HHH”, and in the USA, the Company's common shares trade on the OTCQB tier of the OTC markets under the trading symbol “HHHEF”. The Cusip number of the Company’s common shares is 42966V105. The Company’s office is located at 300 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9.

All common shares and per share amounts have been restated to give retroactive effect to the 15:1 share consolidation, which took effect on August 31, 2012.

Certain prior period comparative figures presented in the unaudited financial statements for the three months ended March 31, 2013 and 2012 have been reclassified to conform to the presentation adopted in the current year.

At the Annual General Meeting of the Company’s shareholders which was held on June 20, 2012, the shareholders received the Audited Financial Statements for the years ended December 31, 2011 and 2010 and the Auditor’s Report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Gregory T. McFarlane and Fred A.C. Tejada as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor and, re-approved the Company’s 2004 Stock Option Plan.

On May 6, 2011, the Company entered into a binding letter of intent (“LOI”) with Arqueana de Minerios E Metais Ltda. (“Arqueana”) and its shareholders (“Arqueana Group”) in respect to Arqueana’s mineral concessions and Arqueana’s real estate (“Arqueana’s Assets”). Pursuant to the LOI, the parties agreed to enter into a Definitive Property Option Agreement within a period of 60 business days whereby the Company would have been granted the right to acquire up to a 75% right, title and interest in Arqueana’s Assets by making staged cash payments totaling $800,000, issuing a total number of 466,667 common shares of the Company and incurring property related expenditures totaling $8,000,000 over a period of three years. Upon earning a 75% right, title and interest in Arqueana’s Assets, the Company would have been obligated, subject to certain terms and conditions, to issue an additional 200,000 common shares of the Company and to make additional payments totaling $1,000,000. In respect to the then contemplated transaction, the Company hired the services of Wardrop, A Tetra Tech company, to prepare a technical report in accordance with NI 43-101 for a due diligence review on Arqueana’s Assets which was completed and had an effective date of August 12, 2011. During the months of August and September 2011, the Company attempted to renegotiate the terms and conditions of the LOI with the Arqueana Group. However, the Company’s attempts to renegotiate the terms and conditions of the LOI with the Arqueana Group were unsuccessful, as a result of which, on October 4, 2011 the Company decided not to proceed any further with the Arqueana Group in respect to Arqueana’s Assets, and the Company decided to abandon this project.

Costs incurred in respect to the Arqueana Property are as follows:

High 5 Ventures Inc. MD&A Form 51-102F1 March 31, 2013	-2-

HIGH 5 VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2013

2011

Due Diligence Report	$37,492
Advance payment as per Letter of Intent	2,500
Consulting	9,002
Travel	13,326
Miscellaneous	2,608
$64,928*

* As at December 31, 2011, the Company has written-off the costs that it has incurred in respect to the Arqueana Property.

On June 1, 2011, the Company entered into an Investor Relations Agreement with an arm’s length party in Germany (the “Arm’s Length Party”) for a period of four months for a cash consideration of US $750 and the granting of 8,000 incentive stock options exercisable at the price of $2.25 per common share which have expired unexercised as of June 1, 2012. Due to the fact that the Arm’s Length Party did not exercise its incentive stock options, the Company is obligated to make a cash payment of US $3,250 to the Arm’s Length Party.

For the three months ended March 31, 2013:-

•	The Company’s operating expenses were $41,604 as compared to $47,213 for the corresponding period in 2012. The reduction in Management fees mainly contributed to the reduction in operating expenses.
•	The Company realized a net loss and comprehensive loss of $41,604 as compared to $47,213 for the corresponding period in 2012.
•	The basic and diluted loss per common share was $0.02 as compared to a basic and diluted loss of $0.04 during the corresponding period in 2012.
•	The Company’s total assets were $13,457 as compared to $2,044 for the corresponding period in 2012.
•	The Company’s total liabilities were $165,039 as compared to $238,106 for the corresponding period in 2012.

The Company is presently not a party to any legal proceedings whatsoever.

Mineral Properties

1.	Extra High Property

As at January 1, 2008 the Company held a 66% interest in the Extra High Property, with the remaining 34% interest being held by Colt Resources Inc. (“Colt”), a company that was formerly related by certain common directors and officers. The property is subject to a 1.5% net smelter returns royalty (”NSR”), 50% of which, or 0.75%, can be purchased at any time by paying $500,000 to the NSR holder.

On January 21, 2008, the Company entered into an Option Agreement (the “2008 Option Agreement”) with Colt whereby Colt was granted the right and option to acquire, in two separate equal tranches, the Company’s 66% undivided interest in the Extra High Property. Pursuant to the 2008 Option Agreement, Colt exercised the first tranche of the option by making a cash payment of $250,000 to the Company thus acquiring from the Company a 33% undivided interest in the Extra High Property. As a result of exercising the first tranche of the option, Colt increased its undivided interest in the Extra High Property to 67% and has become the operator of the Extra High Property.

High 5 Ventures Inc. MD&A Form 51-102F1 March 31, 2013	-3-

HIGH 5 VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2013

In order to exercise the second tranche of the option, Colt was required to make a cash payment of $250,000 to the Company on or before December 31, 2008. Colt did not exercise the second tranche of the option. Consequently, Colt now holds a 67% undivided interest in the Extra High Property and the Company now holds a 33% undivided interest in the Extra High Property. Pursuant to the Joint Venture which the Company and Colt have formed, each party shall henceforth contribute its proportionate share of property related expenditures. If any party fails to contribute its share of future property related expenditures, then its interest will be diluted on a straight-line basis. If any party’s interest is diluted to less than 10%, then that party’s interest in the Extra High Property will be converted into a 0.5% net smelter returns royalty.

As at the date of this MD&A, the Company holds a 33% undivided interest in the Extra High Property.

Neither the Company nor the operator of the Extra High Property has incurred any meaningful exploration or evaluation expenditures in recent years with respect to the Extra High Property. Accordingly, during the fiscal year ended 2011 the Company has recognized an impairment provision of $151,339 to reduce the carrying amount to $1. If there is an indication in the future that the impairment loss recognized no longer exists or has decreased, the recoverable amount will be estimated and the carrying value of the property will be increased to its recoverable amount.

Investment in the Extra High Property consists of costs incurred as follows:

	March 31, 2013	2012	2011	Cumulative to March 31, 2013

Acquisition (property option payments)	$0	$0	$0	$150,000
Staking	0	0	0	3,639
Assessment and miscellaneous	0	0	0	10,311
Geological, geochemical, trenching and drilling	0	0	0	431,160
Colt property option payments	0	0	0	(443,770)
Impairment	0	0	(151,339)	(151,339)

	$0	$0	$(151,339)	$1

2. Ontario Lithium Properties (Mineral Leases)

These Mineral Leases were previously written off at the end of fiscal 2000. During the year ended December 31, 2008, the Company sold all of its Mineral Leases for gross proceeds of $54,500. However, in the event that at a future date the Mineral Leases are placed into commercial production, then the Company is entitled to receive a 0.50% gross receipts royalty after six months from the date of commencement of commercial production.

High 5 Ventures Inc. MD&A Form 51-102F1 March 31, 2013	-4-

 HIGH 5 VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2013

First Quarter (March 31, 2013)

During the three months [first quarter] period ended March 31, 2013:

• the Company had a net loss and comprehensive loss of $41,604 or $0.02 per share as compared to a net loss and comprehensive loss of 47,213 or $0.04 per share for the same three months [first quarter] period ended March 31, 2012.

• the Company’s operating costs decreased to $41,604 as compared to $47,213 for the same period in 2012. The reduction in Management fees contributed to the decrease of operating costs.

• the Company’s weighted average number of common shares outstanding were 2,298,896 as compared to 1,105,019 during the corresponding period in 2012.

Summary of Quarterly Results

For the Quarterly Periods ended:	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Total Revenues	$0	0	0	0
Loss before other items	(41,604)	(43,951)	(36,586)	(35,397)
Loss per common share before other items	(0.02)	(0.04)	(0.03)	(0.03)
Earnings / (loss) for the period	(41,604)	(43,951)	(36,586)	(35,397)
Basic earnings /(loss) per common share	(0.02)	(0.04)	(0.03)	(0.03)

For the Quarterly Periods ended:	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Total Revenues	$0	0	0	0
Loss before other items	(47,213)	(297,164)	(58,644)	(76,440)
Loss per common share before other items	(0.04)	(0.27)	(0.06)	(0.07)
Earnings / (loss) for the period	(47,213)	(297,164)	(58,644)	(76,440)
Basic earnings / (loss) per common share	(0.04)	(0.29)	(0.06)	(0.07)

Note: Earnings (loss) per common share calculations in the above tables are based on the weighted average number of common shares outstanding for the periods. All the figures covered by all the quarterly periods are prepared in accordance with IFRS. The diluted loss per share calculations are not reflected as the effect would have been anti-dilutive.

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities.

High 5 Ventures Inc. MD&A Form 51-102F1 March 31, 2013	-5-

HIGH 5 VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2013

The Company does not generate any revenues and does not anticipate generating any revenues in the foreseeable future. Should the Company at a future date generate any revenues, then the Company intends to retain its earnings in order to finance growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.

Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.

Trading in the common shares of the Company may be halted or may be subject to cease trade order at any time and for any reason, including the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.

The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interests in mineral exploration properties cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interests in mineral exploration properties. A drop in the availability of equity financings will likely impede spending on mineral properties. As a result of all these significant risks, it is quite possible that the Company may lose all its investments in the Company’s interests in mineral properties.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and no sources of operating cash flow.

During 2013, the Company shall require at least $350,000 so as to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at March 31, 2013:-

•	The Company‘s total number of issued and outstanding shares was 2,620,007 as compared to 1,105,019 for the corresponding period in 2012 (December 31, 2012: 1,105,007).

•	The Company’s total assets were $13,457 as compared to $2,044 for the corresponding period in 2012 (December 31, 2012: $12,707).

•	The Company’s total liabilities were $165,039 as compared to $238,106 for the corresponding period in 2012 (December 31, 2012: $364,703).

High 5 Ventures Inc. MD&A Form 51-102F1 March 31, 2013	-6-

HIGH 5 VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2013

•	The Company had a working capital deficiency of $151,583 as compared to $236,063 a working capital deficiency for the corresponding period in 2012 (December 31, 2012: working capital deficiency of $351,997).

On November 26, 2012, the Company announced a non-brokered private placement to issue up to 4,000,000 units at $0.15 per Unit. Each unit shall consist of one common share and one non-transferable share purchase warrant exercisable for a period of three years at the price of $0.25 per share. Subsequent to the year-ended December 31, 2012, the Company closed the first tranche of the non-brokered private placement on January 7, 2013 and the Company has issued an aggregate of 755,000 Units at $0.15 per Unit for total proceeds of $113,250. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 per common share until January 7, 2016. The Units issued had a hold period which expired on May 8, 2013.

The Company closed the second tranche of the non-brokered private placement on January 28, 2013 and the Company has issued to two directors of the Company an aggregate of 650,000 Units at $0.15 per Unit for total proceeds of $97,500. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 per common share until January 28, 2016. The Units issued have a hold period expiring on May 29, 2013.

The Company closed the third tranche of the non-brokered private placement on March 4, 2013 and the Company has issued a total of 100,000 Units at $0.15 per Unit for total proceeds of $15,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 per common share until March 4, 2016. In connection with this non-brokered private placement, the Company issued 10,000 common shares as finder’s fee. The securities issued have a hold period expiring on July 5, 2013.

The Company has also closed the fourth tranche of the non-brokered private placement on May 1, 2013 and the Company has issued a total of 100,000 Units at $0.15 per Unit for total proceeds of $15,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at an exercise price of $0.25 per common share until May 1, 2016. In connection with this non-brokered private placement, the Company issued 10,000 common shares as finder’s fee. The securities issued have a hold period expiring on September 2, 2013.

On April 4, 2013, the Company announced that it intends to raise up to Cdn $1,200,000 from various investors through the issuance of a Convertible Debenture. The Maturity Date of the Convertible Debenture shall be 18 months, and the Convertible Debenture shall carry interest at the rate of 15% per annum which shall be payable on a quarterly basis. The Convertible Debenture shall have a repayment provision, and it shall have a forced conversion provision at the price of $0.25 (twenty-five cents) per share in the event that the Company’s shares trade at $1.00 (one dollar) or above per share for 10 consecutive days at any time prior to the Maturity Date. On April 22, 2013, the Company has closed the first tranche of the Convertible Debenture Financing with two parties for a total amount of Cdn $150,000.

On April 1, 2013, a total of 33,333 share purchase warrants exercisable at $2.25 per share expired unexercised. On April 15, 2013 a total of 33,334 share purchase warrants exercisable at $2.25 per share expired unexercised. And on May 10, 2013, a total of 6,667 share purchase warrants exercisable at $2.25 per share expired unexercised.

During 2012, a total of 232,667 share purchase warrants exercisable at $1.50 per warrant share which were attached to certain units issued in 2010 expired unexercised.

During 2011, a total of 100,800 share purchase warrants were exercised at $1.50 per share for total proceeds to the Company of $151,200.

High 5 Ventures Inc. MD&A Form 51-102F1 March 31, 2013	-7-

HIGH 5 VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2013

During 2011, a total of 246,467 share purchase warrants exercisable at $1.50 per warrant share which were attached to certain units issued in 2009 expired unexercised.

On May 10, 2011, the Company closed the non-brokered private placement, which was announced on March 6, 2011. The Company issued a total of 6,667 units of the Company’s securities at $1.50 per unit for gross proceeds to the Company of $10,000. Each unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company exercisable at the price of $2.25 until May 10, 2013. The securities issued were subject to a hold period which expired on September 11, 2011.

On April 15, 2011, the Company closed the second and final tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 33,334 units of the Company at the price of $1.50 per unit for total proceeds to the Company of $50,000. Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $2.25 until April 15, 2013. The securities issued were subject to a hold period which expired on August 16, 2011.

On April 1, 2011, the Company closed the first tranche of the non-brokered private placement, which was announced on March 30, 2011, and issued 33,333 units of the Company at the price of $1.50 per unit for total proceeds to the Company of $50,000. Each unit consists of one common share and one share purchase warrant, exercisable to acquire one common share at the price of $2.25 until April 1, 2013. The securities issued were subject to a hold period which expired on August 2, 2011.

If any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes. However, there are no assurances whatsoever that any warrants will be exercised before their expiry.

Pursuant to an Investor Relations Agreement with an Arm’s Length Party, on June 1, 2011 the Company granted 8,000 incentive stock options to an Arm’s Length Party which were exercisable until June 1, 2012 at the price of $2.25 per common share. As at June 1, 2012, all of these incentive stock options have expired unexercised. During the three months ended March 31, 2013, a total of 130, 000 stock options exercisable at $0.20 per share have been granted to a consultant. Subsequently, on May 15, 2013, a total of 70,000 stock options exercisable at $0.20 per share have been granted to a consultant. If any stock options are exercised in the future, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options will be exercised.

Significant Accounting Policies

The Condensed Interim Unaudited Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates on the resulting effects of the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

High 5 Ventures Inc. MD&A Form 51-102F1 March 31, 2013	-8-

HIGH 5 VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2013

All of the Company’s significant accounting policies and estimates are included in Note 4 of the Company’s condensed interim uaudited financial statements for the three months ended March 31, 2013.

Trends

During the last several years commodity prices have increased significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as High 5 will have difficulty in acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Las Vegas From Home.com Entertainment Inc. (“Las Vegas”) and Green Arrow Resources Inc. [formerly Bulldog Explorations Ltd.] (“Green Arrow”), companies related by common key management personnel. As of May 1, 2012, Las Vegas no longer charges the Company for office space. However, effective May 1, 2012, Las Vegas charges the Company the amount of $1,250 per month plus applicable taxes for certain office support services provided by Las Vegas.

As of May 1, 2012, Green Arrow charges the Company a monthly rent of $500 plus applicable taxes.

The Company together with Las Vegas and Green Arrow have entered into a sub-lease agreement with an arm’s length party for office space which expires on July 30, 2014. Under the sub-lease agreement, the three companies are required to pay a base rent of $5,687.50 plus property and operating expenses for the leased premised.

The amounts due to (from) related parties are unsecured, payable on demand and consist of the following:

	March 31, 2013	March 31, 2012

Advances from directors (interest at prime plus 1%)	$8,467	$	$ 20,655
Entities controlled by directors (non-interest-bearing)	29,357		88,440

	$37,824	$	$ 109,095

	March 31, 2013		March 31, 2012

Interest charged on amounts due to related parties	$	$ 290	$	$ 133
Rent charged by entities with common directors		1,500		900
Office expenses charged by an entity with common directors		3,767		3,600

	$	$ 5,557	$	$ 4,633

The remuneration of directors and key management personnel during the year is as follows:

	March 31, 2013	March 31, 2012

Management fees	$ 1,500	$ 25,000

High 5 Ventures Inc. MD&A Form 51-102F1 March 31, 2013	-9-

HIGH 5 VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2013

The Company has a management services agreement (the “Management Services Agreement”) with Kalpakian Bros. of B.C. Ltd. (“Kalpakian Bros.”) The Management Services Agreement was renewed on November 1, 2011, which is renewable on an annual basis, and either party may terminate the Management Services Agreement at any time by giving three months’ notice in writing to the other party. Previously, the remuneration payable for the services provided by Kalpakian Bros. was $10,000 plus applicable taxes per month. However, in February 2012, the Management Services Agreement was amended whereby the remuneration payable to Kalpakian Bros. for the services provided to the Company was reduced to $5,000 plus applicable taxes per month effective as of March 1, 2012. Subsequently, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced to $2,500 plus applicable taxes per month as of April 1, 2012. Effective as of October 1, 2012, the Management Services Agreement was further amended whereby the remuneration payable to Kalpakian Bros. has been reduced from $2,500 plus applicable taxes per month to $500 plus applicable taxes per month.

Las Vegas is related to the Company by virtue of the fact that Las Vegas’ CEO and President, namely Jacob H. Kalpakian, is the Vice-President of the Company, and the Chairman and CFO of Las Vegas namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Gregory T. McFarlane is a director of both the Company and Las Vegas.

Green Arrow is related to the Company by virtue of the fact that Green Arrow’s CEO and President, namely Jacob H. Kalpakian, is the Vice President of the Company, and a director of Green Arrow namely Bedo H. Kalpakian, is the CEO, CFO and President of the Company. Furthermore, Fred A.C. Tejada is a director of both the Company and Green Arrow.

Previously Colt was related to the Company by virtue of the fact that Bedo H. Kalpakian was the President and CEO of Colt and is the President, CEO and CFO of the Company, and Jacob H. Kalpakian was the Vice President and Director of Colt and is the Vice President and Director of the Company.

In connection with the non-brokered private placement which closed on January 7, 2013 and January 28, 2013 (see Liquidity and Capital Resources of this MD&A), a total of 755,000 Units in the capital of the Company were subscribed for by family members of two directors of the Company and a total of 650,000 Units were subscribed for by two directors of the Company.

Financial Instruments

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash/cheques issued in excess of funds on deposit is classified as FVTPL; and accounts payable and accrued liabilities and due to related parties, as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•    Credit risk;

•    Liquidity risk; and

•    Market risk.

(a)            Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash. All of the Company’s cash is held in a major Canadian financial institution and, accordingly, the Company views credit risk and concentration of credit risk as minimal.

High 5 Ventures Inc. MD&A Form 51-102F1 March 31, 2013	-10-

HIGH 5 VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2013

(b)           Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The contractual financial liabilities of the Company as of March 31, 2013 equal $165,039 (2012 - $238,106). All of the current liabilities are due within 90 days of March 31, 2013.

(c)           Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on capital.

i)	Currency risk

The Company is not exposed to significant currency risk.

ii)	Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash (cheques issued in excess of funds on deposit) is held in bank accounts, and due to the short-term nature of these financial instruments, fluctuations in market interest rates do not have an impact on fair value as at March 31, 2013.

The Company’s payable to key management personnel (included in due to related parties) has an interest rate of prime plus 1%. A 1% change at March 31, 2013 would result in an immaterial change in net loss and comprehensive loss.

iii)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from currency and interest rate risk. The Company is not exposed to significant other price risk on its financial assets and liabilities.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Condensed Interim Unaudited Financial Statements for the three months ended March 31, 2013 and 2012.

Disclosure over Internal Controls

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that all relevant information is gathered and reported within the time periods required by securities regulations and that information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

High 5 Ventures Inc. MD&A Form 51-102F1 March 31, 2013	-11-

HIGH 5 VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2013

Venture Issuers are not required to provide representations in their annual and interim filings relating to the establishment and maintenance of DC&P and ICFR, as defined in National Instrument NI 52-109. In particular, the CEO and CFO certifying officers do not make any representations relating to the establishments and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded and reported within the time periods specified in securities legislation and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP. The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding absence of misrepresentations and fair disclosure of financial information. Investors should be aware that inherent limitations on the ability of certifying officers of a Venture Issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Changes in Accounting Policy

Adoption of IFRS

The Company prepared its condensed interim unaudited financial statements for the three months ended March 31, 2013 and 2012 using accounting policies consistent with IFRS.

See Note 3 of the condensed interim unaudited financial statements for the three months ended March 31, 2013 for a detailed listing of the Company’s new accounting policies in accordance with IFRS. The adoption of IFRS had no significant impact on the Company’s operations or financial results.

Capital Stock

Authorized share capital:        Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data as of May 24, 2013	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at May 24, 2013	2,730,007	Nil	N/A	N/A
Warrants as at May 24, 2013	133,333 5,556 755,000 650,000 100,000 100,000	Nil	Cdn $1.50 Cdn $1.50 Cdn $0.25 Cdn $0.25 Cdn $0.25 Cdn $0.25	Dec 2/2014 Dec 22/2014 Jan 7, 2016 Jan 28, 2016 March 4, 2016 May 1, 2016
Stock Options as at May 24, 2013	200,000	Nil	Cdn. $0.20	March 18, 2016 - May 15, 2016
Reserved for Issuance of common shares upon conversion of convertible debenture	600,000	Nil	Cdn $0.25 (conversion price)	October 22, 2014
Fully Diluted as at May 24, 2013	5,273,896	Nil

High 5 Ventures Inc. MD&A Form 51-102F1 March 31, 2013	-12-

HIGH 5 VENTURES INC.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ended March 31, 2013

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit.

High 5 Ventures Inc. MD&A Form 51-102F1 March 31, 2013	-13-